FORM RW

(Withdrawal of amendments to registration statements filed under the Securities Act of 1933)

T. Rowe Price Retirement Funds, Inc.

100 East Pratt Street

Baltimore, Maryland 21202

May 31, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Christopher R. Bellacicco, Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Retirement Funds, Inc. (the “Registrant”)
 on behalf of the following series:

 T. Rowe Price Retirement 2005 Fund—I Class
 T. Rowe Price Retirement 2010 Fund—I Class
 T. Rowe Price Retirement 2015 Fund—I Class
 T. Rowe Price Retirement 2020 Fund—I Class
 T. Rowe Price Retirement 2025 Fund—I Class
 T. Rowe Price Retirement 2030 Fund—I Class
 T. Rowe Price Retirement 2035 Fund—I Class
 T. Rowe Price Retirement 2040 Fund—I Class
 T. Rowe Price Retirement 2045 Fund—I Class
 T. Rowe Price Retirement 2050 Fund—I Class
 T. Rowe Price Retirement 2055 Fund—I Class
 T. Rowe Price Retirement 2060 Fund—I Class
 T. Rowe Price Retirement 2065 Fund—I Class
 T. Rowe Price Retirement Balanced Fund—I Class (collectively the “Acquiring Funds”)

 File No.: 333-274578

 Request to Withdraw Registration Statement on Form N-14

 File No.: 333-279704; Accession No. 0001741773-24-002369

Dear Mr. Bellacicco:

On May 24, 2024, the Registrant attempted to file a post-effective amendment to its Registration Statement on Form N-14 (the “N-14 Registration Statement”) on behalf of the Acquiring Funds. The purpose of that amendment was to file the tax opinion relating to reorganizations involving the Acquiring Funds. However, this post-effective amendment should have been filed pursuant to Rule 485(b) as opposed to being filed as a new N-14 filing which generated a new file number. The Registrant is now filing Form RW seeking withdrawal of this new N-14 Registration Statement (File No. 333-279704) and, after the withdrawal of that registration statement, the Registrant intends to refile the tax opinion as Post-Effective Amendment No. 1 to the N-14 Registration Statement (File No. 333-274578) using the appropriate 485BPOS form type.

Accordingly, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant, on behalf of the Acquiring Funds, hereby respectfully requests (a) the immediate withdrawal of the registration statement on Form N-14 (File No. 333-279704) and (b) that the Commission issue an order granting the withdrawal of this registration statement, effective as of the date hereof or at the earliest practicable date hereafter.

Please direct any questions or comments concerning this request for withdrawal to Brian R. Poole at 410-345-6646.

Sincerely,

/s/Brian R. Poole

Brian R. Poole

Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.